ERSTE BANK
ERSTE BANK DER OESTERREICHISCHEN SPARKASSEN AG
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1010 Wien
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Erste Bank, Commission file no. 82-5066

"Rule 12g3-2 promulgated under the Securities Exchange Act 1934, paragraph (b)(1)(i)"

Please find attached an Erste Bank investor release.

[redacted]

08004077

Kind regards

IR Team
Erste Bank der oesterreichischen Sparkassen AG
OE 397/Investor Relations

A-1010 Wien, Milchgasse 1
Phone: + 43 (0) 50 100 - 17693
Fax: + 43 (0) 50 100 - 913112
mailto:investor.relations@erstebank.at
http://www.erstebank.at/ir

Datum/Date: **23.06.2008**

dlw 7/31

Vienna, 30 July 2008

INVESTOR INFORMATION

Strong performance continues in H1 2008: operating profit up 25%, net income rises to EUR 637 million

Highlights[1]:

- **Operating profit growth remains at high level – 25.3% in H1 08.** Record operating income in Q2 08 and an excellent performance of the CEE businesses contributed strongly to operating profit of EUR 1,503.6 million in H2 08. Correspondingly, despite unfavourable financial market conditions, net profit after minority interests also jumped by 12.5% to EUR 636.6 million.
- **Continuing convergence of Romanian economy supports strong performance of BCR.** Real GDP recorded growth of 8.2% in Q1 08; at the same time trade dynamics improved, leading to a downward revision of the current account deficit forecast for 2008; appreciation of the RON and higher local interest rates helped to contain inflation. Moderate deceleration of loan growth to sustainable levels of about 30% pa as a result of base effect and Central Bank policy measures is anticipated and fully in line with BCR's business plan. **2008 and 2009 profit guidance for Romania is confirmed.**
- **Stable ABS/CDO portfolio.** Despite turbulent market conditions in June negative mark-to-market valuation impact on pre-tax profit limited to EUR 10.7 million. Due to the quality of the underlying assets **no impairment** is anticipated for **2008.**
- **Erste Bank confirms guidance for 2008 (net income growth of at least +20%) and 2009 (at least 25%) on the back of robust economic growth outlook for Central and Eastern Europe, despite higher risk costs.** Current 2008 expectations for economic growth range between 7% on the upper end (Romania, Slovakia, Ukraine and Serbia) and 2% at the lower end (recovering Hungary). The Czech Republic and Croatia are expected to grow between 4% and 5% in real terms. **Rise in risk provisions reflects one-off effects, accounting changes as well as proactive and cautious provisioning policy: risk provisions as a percentage of average customer loans not to exceed 70bps in 2008.**
- **Strong capital base and liquidity position:** tier 1 ratio at 6.9% almost unchanged vs year-end 2007 level of 7.0%. This value does not take into account retained earnings for the first half or the sale of the insurance business. Year-end 2008 tier 1 ratio expected at above 8%. Sustained strengthening of liquidity position thanks to dynamic growth in customer deposits: accordingly, 2008 refinancing requirement declines to below EUR 5 billion; refinancing costs to fall to below 35 bps (compared to 2008 guidance of 40 bps).

[1] As a result of the intended sale of the insurance division and of two other investments in Romania, the profit & loss statement (the previous "Profit from insurance business" item has now been renamed as "Profit from discontinued operations") and the balance sheet (a correspondingly identified new line item has been introduced) have been adapted in line with IFRS 5. Two savings banks joined the cross-guarantee system (Haftungsverbund) in December 2007 and four additional savings banks joined in January 2008 and are therefore being incorporated in the consolidated financial statement from this point in time. Furthermore, Diners Club Adriatic Croatia (DCA) and ABS Banka, Bosnia, (acquired by Steiermärkische Sparkasse), have been part of the consolidated financial statements since 2 and 3 April 2007, respectively, and were therefore not yet included in the report on the first half of 2007 (Sparkassen) or only partially for the entire reporting period (DBA, ABS Banka). This results in an – albeit minor – distortion of the rates of change compared with the comparative periods for the previous year.

Earnings performance in brief

"The first half of 2008 was certainly one of the most turbulent in the history of the financial markets. Therefore we can be all the more satisfied with the operating trends in our banking group," commented Andreas Treichl, CEO of Erste Bank der oesterreichischen Sparkassen AG, on the performance. For the most part, the economies in Central and Eastern Europe were able to ward off the effects of the financial crisis and continued to show stable growth rates far above those in Western Europe. Thus, in the first half of the year trends in the two key revenue line items – net interest and net commission income – were also positive. The latter climbed to over a billion euros for the first time ever in H1 08. Loan growth was also in line with our expectations as far as the amount and risk levels are concerned. We are convinced that Central and Eastern Europe will continue to be one of the most interesting economic regions and are optimistic about the further development of the reorganised Erste Bank Group," Treichl continued.

Operating income increased by 17.2% to EUR 3,505.2 million. This was despite the slight decrease in the net trading result (-16.0% to EUR 184.4 million) in the first half of 2008 which was no surprise given the developments in the capital markets, and above all due to the strong net interest income (+24.1% to EUR 2,306.0 million). **General administrative expenses** rose by 11.7% to EUR 2,001.6 million. The **operating result** was up 25.3% to EUR 1,503.6 million, the cost/income ratio improved to 57.1% (total for 2007: 58.8%).

Net profit after minorities rose by 12.5% to EUR 636.6 million.

The **return on equity** (cash, i.e. without the linear amortisation of customer relationships and distribution networks from acquisitions made), increased from 14.6% (reported value 14.1%) in the full year 2007 to 15.2% (reported value 14.7%).

Earnings per share (cash) were EUR 2.10 in the first half of 2008 (reported value EUR 2.03). This was 11.1% higher than the comparable figure in the previous year (EUR 1.89/ reported value EUR 1.82).

Compared to the end of 2007, total assets in the first half of 2008 expanded by 6.8% to EUR 214.2 billion.

The **solvency ratio** with respect to credit risk decreased slightly due to the growth in loan volume, from 10.5% at year-end 2007 to 10.1% as of 30 June 2008. This remains significantly above the statutory minimum requirement of 8%. The **tier 1 ratio** in relation to the credit risk was 6.9% as at 30 June 2008.

Outlook[2]

Erste Bank continues to anticipate a positive business performance for the full year of 2008 and confirms its existing targets: annual growth in net profit after minorities of at least 20% for 2008 and 25% for 2009. Thanks to the sale of the insurance division and the related strengthening of the capital base (positive effect on the core capital ratio: +70 basis points) a tier 1 ratio of over 8% is now anticipated for 2009. As a result return on equity should exceed 16% in 2009. The cost/income ratio is expected to improve below 55%.

[2] As already announced, Erste Bank intends – subject to the approval of the responsible competition and local insurance supervision authorities – to sell sVersicherung, including its CEE subsidiaries, as well as its investments in the insurance subsidiaries of BCR, to the Vienna Insurance Group (VIG). Erste Bank and its CEE banking subsidiaries shall maintain a respective stake of 5% in the local life insurance companies. Furthermore, a 15-year sales cooperation agreement is to be concluded between both groups. The total value of the transaction is EUR 1,445 million. Under consideration of existing book values and accrual requirements, a positive result contribution is anticipated for 2008 for the Erste Bank Group (after tax and minority interests) of around EUR 600 million. This should raise the tier 1 ratio by about 70 bps.

Reorganisation of Erste Bank

Following Erste Bank's expansion into Central and Eastem Europe during the last ten years the executive management and supervisory board decided in December 2006 to implement a new organisational structure. Over the past months preparations have been made to implement a holding structure – notably the spin-off of the Austrian business into a wholly-owned subsidiary. The goal was, on one hand, to achieve a clear separation of responsibilities between the holding company and its subsidiary banks and, on the other, to allow full concentration on the local retail business. The Austrian subsidiary will be run by a three-person management board headed by Elisabeth Bleyleben-Koren and will bear the name "Erste Bank der oesterreichischen Sparkassen AG". The holding function will be performed by "Erste Group Bank AG" after entry into the commercial register, which is expected to take place in early August. This reorganisation will have no impact on the listing of the shares or the ownership structure.

Austrian Savings Banks

On 29 May 2008 the Austrian Federal Competition Authority approved the application for a merger with Steiermärkische Sparkasse. Of the 55 Austrian savings banks, 53 are now in the "Haftungsverbund Neu", the "new cross-guarantee system of the Austrian savings banks". The expansion of the scope of consolidation by 6 savings banks since December 2007 is also a result of this.

"This last decision, after a five- year process, finally provides us with the certainty concerning competition regulations that we needed for our cooperation. Based on the new cross-guarantee system of savings banks we can now use the full strength of our cooperation and apply it in future to product development and sales", said Andreas Treichl.

The boards of the Savings Banks Linz and Kufstein have so far not made any decisions about joining the new cross-guarantee system. Treichl commented: "We now have the long awaited legal security and would like to welcome the remaining two savings banks into our cross-guarantee system." Erste Bank and Allgemeine Sparkasse Oberösterreich are currently discussing a possible closer cooperation.

I. FINANCIAL PERFORMANCE IN DETAIL

in EUR million	1-6 08	1-6 07	Change
Net interest income	2,306.0	1,857.5	24.1%
Risk provisions for loans and advances	-384.1	-239.3	60.5%
Net fee and commission income	1,002.2	884.9	13.3%
Net trading result	184.4	219.6	-16.0%
General administrative expenses	-2,001.6	-1,791.8	11.7%
Profit from discontinued operations	12.6	29.5	-57.3%
Other result	-171.1	-57.5	na
Pre-tax profit	**948.4**	**902.9**	**5.0%**
Net profit after minorities	**636.6**	**566.0**	**12.5%**

Net interest income: +24.1%

The first half of 2008 saw strong credit growth, higher than expected customer deposit inflows and a positive interest rate environment in Central and Eastern Europe. Correspondingly, net interest income trended positively, increasing on a year on year basis by 24.1% from EUR 1,857.5 million to EUR 2,306.0 million.

Net interest margin (net interest income as a percentage of average interest-bearing assets) increased from 2.49% in 2007 to 2.73% in the first six months of 2008. Net interest margin rose in the CEE countries (from 4.1% to 4.5%) as well as in the Austrian business (from 1.6% to 1.7%).

Net fee and commission income: +13.3%

In EUR million	1-6 08	1-6 07	Change
Lending business	187.4	152.7	22.7%
Payment transfers	421.4	341.5	23.4%
Card business	83.1	71.0	17.1%
Securities transactions	244.4	258.3	-5.4%
Investment fund transactions	113.3	117.5	-3.6%
Custodial fees	27.6	27.8	-0.7%
Brokerage	103.5	113.0	-8.4%
Insurance business	44.8	33.6	33.3%
Building society brokerage	18.4	14.4	27.8%
Foreign exchange transactions	17.7	17.7	0.0%
Investment banking business	7.8	13.7	-43.1%
Other	60.3	53.0	13.8%
Total	1,002.2	884.9	13.3%

Net fee and commission income topped one billion euros (+13.3% from EUR 884.9 million to EUR 1,002.2 million) for the first time. The increase took place particularly in the lending business (+22.7% to EUR 187.4 million) as well as in payment transactions (+23.4% to EUR 421.4 million). The credit card segment also grew markedly (+17.1% to EUR 83.1 million). In contrast, the securities business declined slightly (-5.4% to EUR 244.4 million) as was to be expected in view of the current market situation.

Net trading result: -16.0%

The continuing turbulence in financial markets had an impact on the trading result of the first half of 2008. As expected, the exceptional results of the first half of 2007 could not be achieved. The 16.0% decrease from EUR 219.6 million to EUR 184.4 million can be viewed as moderate in light of the difficult market environment and affected mainly securities transactions.

Profit from discontinued operations (Insurance business)[3]: -57.3%

The difficult situation in financial markets also had an impact on the insurance business, leading to weaker results from financial investments. The result from insurance business at EUR 12.6 million was significantly below that from the same period a year earlier (EUR 29.5 million).

[3] As noted, Erste Bank intends to sell its insurance business. Pursuant to IFRS 5 the result of this segment is shown in a separate line within the profit and loss account (Result from discontinued operations). This item corresponds to the values previously shown under the line item "income from insurance business".

General administrative expenses: +11.7%

in EUR million	1-6 08	1-6 07	Change
Personnel expenses	1,160.6	1,039.8	11.6%
Other administrative expenses	652.9	557.8	17.0%
Subtotal	1,813.5	1,597.6	13.5%
Depreciation and amortisation	188.1	194.2	-3.1%
Total	**2,001.6**	**1,791.8**	**11.7%**

General administrative expenses increased by 11.7% from EUR 1,791.8 million to EUR 2,001.6 million. Some two percentage points of this increase were due to the expansion of the scope of consolidation since July 2007 (above all an additional 6 savings banks were included in the Haftungsverbund). For the full year and including all one-off effects as well as overall higher inflation, general administrative expenses are expected to grow by 10-11% in 2008.

A 3.5% expansion of the headcount level and wage increases were reflected in personnel expenses with an 11.6% rise from EUR 1,039.8 million to EUR 1,160.6 million.

Headcount[4]

	Jun 08	Dec 07	Change
Employed by Erste Bank Group	**54,286**	**52,442**	**3.5%**
Austria incl. Haftungsverbund savings banks	16,405	15,658	4.8%
Erste Bank AG incl. Austrian subsidiaries	8,669	8,452	2.6%
Haftungsverbund savings banks	7,736	7,206	7.4%
Central and Eastern Europe / International	**37,881**	**36,784**	**3.0%**
Česká spořitelna Group	10,971	10,842	1.2%
Banca Comercială Română Group	11,794	12,224	-3.5%
Slovenská sporiteľňa Group	4,934	4,763	3.6%
Erste Bank Hungary Group	3,163	3,056	3.5%
Erste Bank Croatia Group	2,009	1,886	6.5%
Erste Bank Serbia	962	958	0.4%
Erste Bank Ukraine	1,682	1,130	48.8%
Other subsidiaries and foreign branch offices	2,367	1,925	23.0%

Headcount in Austria was impacted by the inclusion of four additional savings banks into the Haftungsverbund (cross-guarantee system) in the first half of 2008 (+383 new employees).

The rate of increase in personnel expenses was, at 10.9%, slightly lower in the CEE countries than in the rest of the group (11.6%).

[4] End of period values.

General and administrative expenses – Austria (incl. Corporate Center and International Business)

in EUR million	1-6 08	1-6 07	Change
Personnel expenses	689.4	615.1	12.1%
Other administrative expenses	254.3	237.8	7.0%
Subtotal	943.7	852.9	10.6%
Depreciation and amortisation	73.7	72.9	1.1%
Total	1,017.2	925.8	9.9%

During the first half of 2008, **other administrative expenses** rose by 17.0% from EUR 557.8 million to EUR 652.9 million. The CEE subsidiaries in particular showed an above-average increase of 24.5% (rest of the group: +7.0%). This increase is explained, among other things, by the costs related to the conversion of the core banking system, the planned introduction of the euro in Slovakia as well as branch network expansion in Romania and the Ukraine. There was also an above-average rise in IT costs (+22.0% to EUR 155.6 million, particularly in CEE) as well as in expenses related to the reorganisation of Erste Bank Group and the implementation of group projects.

Continuing the trend of the previous quarters the **depreciation of fixed assets** also fell slightly **in the first half of 2008** (-3.1% from EUR 194.2 million to EUR 188.1 million).

Restructuring and transformation costs at BCR in Q2 08 amounted to EUR 8.7 million (EUR 8.3 million in Q2 07 and EUR 11.4 million in H1 07). For the full year of 2008 transformation expenses of EUR 40 million are still targeted at BCR.

General and administrative expenses – Central and Eastern Europe

in EUR million	1-6 08	1-6 07	Change
Personnel expenses	471.2	424.7	10.9%
Other administrative expenses	398.6	320.0	24.5%
Subtotal	869.8	744.7	16.8%
Depreciation and amortisation	114.4	121.3	-5.7%
Total	984.2	866.0	13.6%

Operating result: +25.3%

As the 17.2% rise in **operating income** from EUR 2,991.5 million to EUR 3,505.2 million was clearly above the rise in **general administrative expenses** (+11.7% from EUR 1,791.8 million to EUR 2,001.6 million), the **operating result** also improved in the first half of 2008, by 25.3% from EUR 1,199.7 million to EUR 1,503.6 million.

Risk provisions for loans and advances: +60.5%

On balance, this line item increased by 60.5% from EUR 239.3 million to EUR 384.1 million (impact of allocation and release of provisions for credit business, costs from writing off loans and income from the receipt of loans already written off). The rise is partly due to strong credit expansion – particularly in the CEE countries – and a conservative provisioning strategy. However it has also been influenced by three other significant factors: the consolidation of additional savings banks in Austria, write-offs related to the takeover of a savings bank within the Austrian savings banks sector (EUR +27.4 million in H1 08), the effects of "unwinding" (EUR +29.8 million in H1 08) and the change in the way risk provisions for private unsecured loans are booked at BCR. As of May 2007, these loans are provisioned for by BCR, and no

longer insured with the insurance subsidiary. These effects, along with a cautious and proactive provisioning policy are the basis for the above-mentioned increase in expected risk costs to a maximum of 70 basis points in 2008.

Other operating result: +5.1%

The other operating result, which mainly comprises the linear depreciation of intangible assets gained in the course of various acquisitions (customer stock and distribution network) of EUR 38.3 million and deposit insurance contributions, improved from EUR -89.4 million to EUR -84.8 million.

Results from financial assets

The balance of all categories of financial assets deteriorated significantly. In the first six months of 2007 – prior to the outbreak of the credit crisis on the financial markets – a positive result of EUR 31.9 million was posted, whereas the balance in the first half of 2008 was distinctly negative at EUR -86.3 million. In addition to losses from securities sales from the available-for-sale portfolio, revaluation requirements of structured products and shares in the fair value portfolio were mainly responsible for this decline.

The fair value of the Erste Bank Group's ABS/CDO portfolio, including that of the savings banks, amounted to some EUR 2.9 billion, down from EUR 3.4 billion at year-end 2007. In the second quarter of 2008, the fair value portfolio saw only a minor revaluation: the overall impact on the profit and loss account was EUR -10.7 million (first quarter of 2008: EUR -32.8 million). In the available-for-sale portfolio, mark-to-market valuations in the second quarter of 2008 resulted in a decline of EUR 20.0 million (first quarter 2008: EUR 75.3 million), booked against equity. As there was no deterioration in the quality of the underlying assets, no impairment was required.

Pre-tax profit and net profit after minority interests: +5%

Pre-tax profit rose by 5.0% from EUR 902.9 million to EUR 948.4 million. This was mainly a result of a weaker performance by the Austrian savings banks.

Net profit after minority interests rose despite the difficult market conditions by 12.5%, from EUR 566.0 million to EUR 636.6 million.

II. QUARTERLY RESULTS OVERVIEW

in EUR million	Q2 07	Q3 07	Q4 07	Q1 08	Q2 08
Net interest income	953.8	986.6	1,101.7	1,151.1	1,154.9
Risk provisions for loans and advances	-110.9	-96.6	-118.8	-163.1	-221.0
Net fee and commission income	446.0	469.3	503.7	491.9	510.3
Net trading result	94.8	72.4	59.1	82.3	102.1
General administrative expenses	-921.2	-918.1	-932.2	-964.8	-1,036.8
Profit from discontinued operations	13.9	2.8	2.7	5.7	6.9
Other operating result	-56.1	-43.9	-36.0	-22.9	-61.9
Result from financial assets - FV	-7.1	-42.3	-9.5	-72.9	-7.0
Result from financial assets - AfS	13.1	17.5	6.1	-12.8	6.9
Result from financial assets - HtM	0.0	0.1	0.1	0.0	0.1
Pre-tax profit	**426.3**	**447.8**	**576.9**	**494.5**	**453.9**
Net profit after minorities	**263.9**	**271.9**	**336.8**	**315.6**	**321.0**

"The second quarter was also substantially influenced by capital market uncertainty. Revenue growth, driven by all major income components, nevertheless remained at the high level achieved in the first quarter", commented Andreas Treichl on the developments of the second quarter.

In the second quarter **net interest income** grew from EUR 1,151.1 million in the first quarter to EUR 1,154.9 million.

Net commission income increased by 3.7% from EUR 491.9 million to EUR 510.3 million, with the strongest growth recorded in the Czech Republic.

Net trading result improved considerably, from EUR 82.3 million to EUR 102.1 million.

At EUR 6.9 million, **profit from discontinued operations (insurance business)** improved slightly compared to the first quarter (EUR 5.7 million).

General administrative expenses in the second quarter were 7.5% higher than in the previous quarter at EUR 1,036.8 million. At 6.7%, the rise in personnel expenses from EUR 561.4 million to EUR 599.2 million was below the increase in other administrative expenses (10.8% from EUR 309.8 million to EUR 343.1 million). The rise can partly be explained by the restructuring and transformation expenses booked in Q2 08 at BCR. Depreciation of fixed assets was virtually stable (up 1.0% from EUR 93.6 million to EUR 94.5 million).

In the second quarter of 2008, the **operating result** of EUR 737.4 million was slightly (-3.8%) below the result of the first quarter of EUR 766.2 million.

The **cost/income ratio** rose from 55.7% in the first quarter to 58.4% - particularly due to the rise in general administrative expenses from EUR 964.8 million in the first quarter to EUR 1,036.8 million in the quarter under review.

Risk provisions for loans and advances increased from EUR 163.1 million in the first quarter to EUR 221.0 million – mainly caused by write-offs in relation to the takeover of a savings bank within the Austrian savings bank sector and strong credit growth in the CEE countries.

Other operating result saw a considerable deterioration from EUR -22.9 million in the previous quarter to EUR -61.9 million. Among other things, this was due to changes in the valuation of other financial assets.

Pre-tax profit for the second quarter, at EUR 453.9 million, was 8.2% below the level achieved in the first quarter of EUR 494.5 million.

At EUR 321.0 million, **net profit after minority interests** in the second quarter of 2008 exceeded the first quarter by 1.7% and was only marginally below the record high in Q4 07.

ERSTE

III. BALANCE SHEET DEVELOPMENT

in EUR million	Jun 08	Dec 07	Change
Loans and advances to credit institutions	19,253	14,937	28.9%
Loans and advances to customers	121,684	113,956	6.8%
Risk provisions for loans and advances	-3,574	-3,296	8.4%
Trading and other financial assets	43,968	44,214	-0.6%
Other assets	32,827	30,708	6.9%
Total assets	**214,158**	**200,519**	**6.8%**

Total assets of Erste Bank Group increased by 6.8% in the first half of 2008 from EUR 200.5 billion at the end of 2007 to EUR 214.2 billion. Around EUR 2.5 billion of the growth was attributable to the expansion of the bank's scope of consolidation through the addition of a further four savings banks to the cross-guarantee system (Haftungsverbund).

Loans and advances to credit institutions rose thanks to strong growth of customer accounts. The excess liquidity generated by these inflows was deposited with central banks on a short-term basis.

Loans and advances to customers increased by a moderate 6.8% from EUR 114.0 billion to EUR 121.7 billion. In the CEE countries, they rose by 13.3% to EUR 47.6 billion (of which private customers +17.1%).

Due to new allocations as a result of credit growth, the level of **risk provisions** increased from EUR 3.3 billion to EUR 3.6 billion. Non-performing loans as a percentage of risk assets were stable at 2.4% in the second quarter.

Securities investments in the various categories of financial assets declined – mainly as a result of the current market situation – by 3.0% from EUR 37.6 billion at the end of 2007 to EUR 36.5 billion.

As previously noted, in accordance with IFRS 5, as of 30 June 2008 **investments of the insurance companies** are grouped together with other assets of these companies, including assets from the two BCR Group investments for sale, in the separate line "**Assets held for sale and discontinued operations**".

in EUR million	Jun 08	Dec 07	Change
Deposits by banks	35,915	35,165	2.1%
Customer accounts	108,842	100,116	8.7%
Debt securities in issue	30,770	31,078	-1.0%
Other liabilities	20,540	17,168	19.6%
Subordinated liabilities	6,045	5,589	8.2%
Total equity	12,046	11,403	5.6%
Shareholder's equity	8,911	8,452	5.4%
Minority interests	3,135	2,951	6.2%
Total liabilities and equity	**214,158**	**200,519**	**6.8%**

Customer accounts grew by 8.7% from EUR 100.1 billion to EUR 108.8 billion, above the rate of customer loans. Growth was particularly pronounced in the CEE countries, at 13.6%. "In total, deposit

growth outpaced loan growth by one billion euros, resulting in a loan-to-deposit ratio of 111.8%", Andreas Treichl commented.

The 1.0% decline in **debt securities in issue** from EUR 31.1 billion to EUR 30.8 billion resulted mainly from redemptions of certificates of deposit.

Total equity increased by 5.6% from EUR 11.4 billion to EUR 12.0 billion, including the effect of the expansion of the scope of consolidation by four additional savings banks on minority interests.

Risk-weighted assets (RWA) rose in the first half of 2008 from EUR 95.1 billion to EUR 102.3 billion, whereby the four newly added savings banks contributed around EUR 1.3 billion to that increase.

Total own funds of Erste Bank Group according to the Austrian Banking Act amounted to some EUR 11.5 billion as of 30 June 2008 (31 December 2007: EUR 11.1 billion). The cover ratio in relation to the statutory minimum requirement on this date (EUR 9.3 billion) was 123% (year-end 2007: 127%).

After deductions in accordance with the Austrian Banking Act, **tier 1 capital** stood at EUR 7.1 billion (year-end 2007: EUR 6.7 billion).

The **tier 1 ratio** based on credit risk (tier 1 capital after deductions under the Austrian Banking Act, in relation to the assessment basis for the credit risk pursuant to Article 22 sec. 2 Austrian Banking Act) recorded a value of 6.9% almost unchanged compared with year-end 2007. By the end of 2008 it is expected to be above 8%. The core tier 1 ratio (adjusted for hybrid capital) amounted to 5.7%; allowing additionally for operational and market risk the ratio would have stood at 5.2% at H1 08.

The **solvency ratio** in respect of credit risk (total regulatory capital less the non-credit risk capital requirements – especially settlement risks, operational risks and position risks in the trading book and foreign currency positions – as a percentage of risk-weighted assets pursuant to Article 22 sec. 2 of the Austrian Banking Act) was 10.1% (year-end 2007: 10.5%) as of 30 June 2008, considerably above the statutory minimum requirement of 8%.

IV. SEGMENT REPORTING[5]

Austria Segment

Despite the difficult market environment, the operating result in Austria (EUR 533.4 million) was maintained at last year's level (EUR 536.9 million). At EUR 470.3 million, net commission income was – despite a market-related decline in securities fees – also comparable to the level of the first two quarters of 2007. The anticipated decline in net trading result (from EUR 95.6 million to EUR 51.8 million) was more than offset by the much stronger net interest income, up by EUR 99.3 million to EUR 906.5 million in the first half of 2008 from EUR 807.2 million at mid-2007. The inclusion of six additional savings banks in the cross-guarantee system (Haftungsverbund) led to a 5.9% rise in operating expenses (EUR +50.1 million). The rise in risk provisions from EUR 146.0 million to EUR 182.1 million (+24.7 %) was due to the higher need for provisions resulting from a savings bank takeover in the cross-guarantee system (Haftungsverbund). The decline in other result was related to revaluation requirements for securities outside the trading portfolio. The cost/income ratio was 62.8%; return on equity stood at 17.1%.

Savings Banks

As of the first quarter of 2008, six new savings banks joined the cross guarantee system, somewhat distorting comparisons with half-year results of 2007.

[5] The published results of the individual subsidiaries cannot be compared on a like-for-like basis with the results in the segment report. From the 4th quarter of 2007, the so-called "unwinding effects" pursuant to IAS 39 (compounded interest effect from anticipated cash flows with loans and advances to customers) to the extent of around EUR 29.8 million – which do not affect the result, but do have effects on net interest income and risk provisions, are shown on an aggregated basis in the segment reporting for the Corporate Center.

Net interest income improved noticeably compared to the previous year, from EUR 420.0 million (+9.8%) to EUR 461.0 million. This increase was primarily due to the inclusion of the new savings banks. One major factor behind the rise in risk provisions from EUR 82.5 million to EUR 110.7 million was the extraordinary write-off in the course of the takeover of one savings bank by another member of the cross guarantee system. General administrative expenses rose by 9.9% from EUR 422.9 million to EUR 464.7 million. Adjusted for the new savings banks the increase in this line item was only 2.1% or EUR 8.8 million. The EUR 5.5 million decline in net trading result to EUR 10.1 million was offset by the growth in net fee and commission income (from EUR 187.9 million in the previous year to EUR 196.5 million). At EUR 202.8 million, the operating result was 1.1% ahead of the level of the previous year. Negative revaluation requirements of securities outside the trading portfolio brought the other result down from EUR -0.1 million to EUR -22.2 million. Return on equity stood at 4.2%.

Retail and Mortgage
The market-related decline in securities transactions led to a substantial reduction in fee and commission income (from EUR 186.6 million in the first two quarters of the previous year to the current EUR 166.0 million). On the other hand, net interest income improved - above all due to the higher volume of lending and noticeable growth of savings products – by 6.6% from EUR 272.6 million to EUR 290.6 million. Despite declining administrative expenses (EUR 313.0 million compared to last year's EUR 320.3 million), the operating result was, at EUR 154.4 million, slightly below the level of the previous year (EUR 156.2 million). Negative revaluations in the fair-value portfolio of the savings banks where Erste Bank has a majority holding led to a EUR 1.5 million deterioration of the other result to EUR -11.1 million. Net profit after minority interests of EUR 75.1 million was 0.6% above the level of the previous year (EUR 74.6 million). The cost/income ratio stood at 67.0%. Return on equity rose from 19.6% in the previous year to 20.0%.

Large Corporates
Net profit after minority interests increased by EUR 4.3 million (8.2 %) from EUR 53.1 million to EUR 57.4 million. The siginificant increase in net interest income of EUR 28.7 million (up 34.5% from the previous year) to EUR 111.7 million was due both to business expansion in large corporate business and the ongoing expansion of the real estate leasing subsidiary, Immorent. Net commission income contributed EUR 52.5 million (compared to EUR 45.3 million in the previous year) to the operating result of EUR 100 million, 28.2% above the level of the previous year (EUR 78.0 million). The noticeable rise in risk provisions was mainly linked to business expansion and conservative risk policies and served the provisioning of the overall portfolio. This notwithstanding, the portfolio is of excellent quality. The 25.9% rise in operating expenses to EUR 64.9 million (EUR 51.5 million in the comparable period last year) resulted for the most part from the expansion in CEE leasing. The cost/income ratio stood at 39.4%, while return on equity was 13.9%.

Treasury and Investment Banking
The performance of this segment reflected the situation in the financial markets: net profit after minority interests was EUR 44.5 million, versus EUR 80.5 million after the first half of 2007. At EUR 43.2 million (up 37% from EUR 31.6 million) net interest income was significantly above the result of the first two quarters of 2007. The decline in profit from asset liability management caused by the general interest rate environment was offset by exceptionally good results from money market business. Net fee and commission income rose by 2.9% to EUR 55.3 million compared to the previous year, despite the expected decline in income from securities – particularly from structured products and capital market transactions. The decline in other result (EUR -20.4 million compared to EUR +1.3 million in the same period of the previous year) was mainly linked to market-related revaluation requirements in the fair value portfolio. The cost/income ratio reached 43.2%; while return on equity stood at 27.9%.

Central and Eastern Europe

Czech Republic

In the first half of 2008 Česká spořitelna increased its operating result by 55.4% (currency-adjusted: 39.8%) from EUR 264.6 million to EUR 411.1 million. This was mainly due to an improvement in net interest income, but also to considerable contributions from net fee and commission income and the trading result. The higher lending volume and rising market interest rates helped raise interest income by 37.7% (currency-adjusted 24.0%) from EUR 387.0 million in the first half of 2007 to EUR 533.1 million. The significant improvement in the net trading result (EUR 48.4 million after EUR 24.9 million in the previous year) was essentially due to increases in foreign exchange trading. The favourable trends in payment transfers and the lending business were reflected in the 24.8% rise in net fee and commission income (currency-adjusted 12.3%) from EUR 169.2 million to EUR 211.1 million. Risk provisions for loans and advances grew by EUR 18.2 million or 55.6% (currency-adjusted 40.1%) against the backdrop of noticeable growth in the loan portfolio and a sales drive for higher-margin consumer loans launched earlier this year. The increase in general administrative expenses from EUR 322.2 million to EUR 390.8 million (+21.3%, currency-adjusted 9.2%) was, other than the 7.1% inflation rate, due to the expenses in conjunction with the expansion of business activities and group projects, as well as general currency trends. The strong growth in operating income resulted in a cost/income ratio of 48.7%.

Market-related revaluation requirements in the fair value portfolio along with revaluation requirements of other financial investments linked to trends in the Czech Crown were the cause of the decrease of the other result from EUR -9.0 million to EUR -53.2 million. Net profit after minority interests, at EUR 236.4 million, was 42.9% (currency-adjusted 28.8%) ahead of the comparable figure for the previous year (EUR 165.4 million). Return on equity amounted to 52.8% (compared to 40.0% in the previous year).

Romania

BCR's net profit after minority interests rose by 50.7% (currency-adjusted 66.6%), from EUR 101.1 million to EUR 152.4 million against the comparable level of the previous year. In addition to the successful business performance, the considerable growth in net interest income (EUR 380.8 million from EUR 256.1 million) was due to the required reclassification of interest-like commission income of EUR 38.4 million from net fee and commission income. Net fee and commission income (above all in the area of lending and payment transfers) rose from EUR 105.4 million to EUR 134.2 million. The operating result was up by 65.1% (currency-adjusted 82.5%) to EUR 315.9 million (compared to EUR 191.3 million in the first half of 2007).

Higher risk provisions for loans and advances (up from EUR 8.3 million to EUR 44.7 million) were a result of the increase in customer loans and the change in the way risk provisions are booked for private unsecured loans at BCR effective from May 2007. As of May 2007, these are provisioned within BCR, rather than being insured with the group's insurance subsidiary. Operating expenses declined by 1.5% to EUR 231.9 million, helped by the exchange rate trend (currency-adjusted costs increased by 8.9%). The cost/income ratio reached 42.3% (compared to 55.2% of the previous year). This included restructuring expenses for the first half of 2008 amounting to EUR 8.7 million (first half of 2007: EUR 11.4 million). Return on equity rose to 63.8%, which was a clear improvement over the previous year (45.0%).

Slovakia

Slovenská sporiteľňa improved its net profit after minority interests by 7.6% (currency-adjusted 1.5%) to EUR 68.3 million compared to the previous year (EUR 63.5 million). Net interest income rose by 13.0% (currency-adjusted 6.6%) or EUR 18.9 million to EUR 164.4 million – mainly due to the greater volume of customer loans. At EUR 18.5 million, the net trading result was nearly double that of the previous year; the most important contributors to this were foreign exchange trading and derivative transactions. The 17.4% (currency-adjusted 10.8%) rise in net commission income to EUR 54.0 million (compared to EUR 46.0 million in the previous year) was mainly driven by fees from lending and payment transfers.

The rise in general administrative expenses from EUR 111.5 million to EUR 126.1 million (+13.1%) was due, on the one hand, to system changes in IT in conjunction with the introduction of the euro and to the costs of a new core banking system and, on the other, to the exchange rate. The operating result increased by almost 24% (currency-adjusted 16.9%) to EUR 110.7 million (compared to EUR 89.4 million in the previous year). Revaluation requirements in the fair value portfolio were behind the fall in other result from EUR -3.7 million in the previous year to EUR -6.7 million. Return on equity was 40.4% (42.9% in the previous year), and the cost/income ratio improved – despite the major projects mentioned above – from 55.5% to the current 53.3%.

Hungary

Despite difficult macroeconomic trends, net profit after minority interests at Erste Bank Hungary rose to EUR 54.0 million, 51.0% (currency-adjusted 52.1%) ahead of the comparable figure for the first half of 2007 (EUR 35.7 million). The 18.7% rise (currency-adjusted 19.5%) in net interest income from EUR 116.1 million to EUR 137.8 million was mainly related to the expansion of customer loans, although the first half year of 2007 was burdened by a correction of interest accrued amounting to EUR -8.0 million. Adjustment for this technical effect resulted in an increase of 11.0%. The rise in net fee and commission income by EUR 9.0 million (+15.1%) to EUR 68.4 million was mainly driven by the growth in the lending business.

The positive revenue performance and the moderate rise in operating expenses of 5.5% (currency-adjusted 6.2%) to EUR 125.2 million produced an operating result up 30.6% to EUR 100.7 million (currency-adjusted 31.5%) , against the comparable figure of the previous year (EUR 77.1 million.) The EUR 6.0 million rise in risk provisions for loans and advances to EUR 28.1 million was a reflection, on the one hand, of growth in lending and on the other of the general economic situation. The improvement in the other result (EUR 1.2 million compared to EUR -10.9 million in 2007) was due to an allocation shift of local tax items to tax expenses ("municipal tax" and "innovation tax"). Return on equity rose from 23.3% to 31.7%; the cost/income ratio was 55.4%.

Croatia

As a result of Diners Club Adriatic d.d. not being included in the Croatian result until the second quarter of 2007, a comparison with the previous year is only partially possible.

Erste Bank Croatia increased net profit after minority interests compared to the first half of 2007 by EUR 6.9 million (or 27.3%), from EUR 25.4 million to EUR 32.3 million. The main reason for this was the considerable growth in net interest income, net fee and commission income and net trading result. Net interest income rose from EUR 74.2 million to EUR 92.5 million. This 24.7% increase was due to the expansion of the volume of customer loans and the successful expansion of customer deposits observed since last year. Positive trends in payment transfers, investment fund transactions and the credit card business (DCA) led to an improvement in net fee and commission income of 39% (from EUR 28.0 million in H1 07 to EUR 39.0 million). Higher income from the foreign exchange and securities business were the main growth drivers of the net trading result, which rose from EUR 3.4 million to EUR 10.7 million. The growth in risk provisions from EUR 5.9 million in the previous year to EUR 10.7 million was a reflection of increased loan volumes and the inclusion of the credit card business (DCA). Return on equity was 39.2%.The cost/income ratio improved from 50.9% to 46.9%.

Serbia

Net profit after minority interests rose by EUR 5.7 million, from EUR -2.2 million to EUR 3.5 million. Higher customer loan and deposit volumes led to a doubling of net interest income (EUR 14.6 million compared to EUR 7.0 million in 2007). The positive change in net fee and commission income, up 58.2% over the previous year to EUR 3.4 million, and the growth in net trading result caused by higher income from foreign exchange transactions, resulted in a considerable rise in operating income from EUR 9.9 million in the previous year to EUR 19.2 million. Despite the growth in general administrative expenses

ERSTE BANK

from EUR 13.5 million to EUR 16.3 million, the operating result improved from EUR -3.6 million to EUR 2.9 million.

Ukraine

Since the takeover in 2007 Erste Bank Ukraine's focus has been on building the bank's position in the local market. The goal is to increase market share to 4% and expand the branch network to approximately 400 by 2010. The bank currently employs 1,729 staff and operates 98 branches.

The increase in net interest income from EUR 3.6 million in the first half of 2007 by EUR 8.7 million to EUR 12.3 million was due to the tripling in customer loans compared to the same period in the previous year. In addition, the prevailing market situation with its high demand for short-term liquidity produced a number of good business opportunities.

Net fee and commission income was, at EUR 1.6 million, clearly above the level of the previous year (EUR 0.2 million) and was achieved above all through increased income from payment transfers. The growth in net trading result from EUR 0.1 million to EUR 4.1 million was mainly due to the securities business. The rise in general administrative expenses from EUR 8.6 million to EUR 25.5 million went hand-in-hand with the expansion of the business including, in line with building up the branch network, a considerable increase in the number of employees. Net profit after minority interests was EUR -6.8 million.

International Business Segment

In the International Business segment, net profit after minority interests grew by 17.6% from EUR 49.3 million to EUR 58.0 million. Supported by solid spreads in the period concerned, net interest income rose to EUR 83.3 million compared to EUR 73.6 million after the first half of 2007. Net commission income rose by 42.4% to EUR 21.6 million (compared to EUR 15.2 million last year). The operating result improved by 21.2% from EUR 72.3 million in 2007 to EUR 87.6 million. The cost/income ratio was 16.5%. Return on equity rose from 22.4% to 25.5%.

Corporate Center Segment

The Corporate Center segment includes results from companies not directly assigned to a specific business segment, profit consolidation between the segments, the linear depreciation of the customer base at BCR and DCA and one-off effects which, in order to ensure comparability, were not assigned to a specific business segment. Thus, in H1 08 the unwinding effect (compounded interest effect from anticipated cash flows on non-performing loans to customers) amounting to EUR 29.8 million was allocated to this segment. This unwinding effect does not affect the profit and loss account because the positive effect on net interest income is compensated by higher risk provisions. In addition, net interest income was negatively impacted by the effects of hedging profit contributions from the central European subsidiaries by EUR -10 million.

The development of net commission income and general administrative expenses was mainly due to profit consolidation of banking support operations. General administrative expenses were particularly impacted by group projects and costs in relation to the reorganisation of Erste Bank Group. The substantial decline in the net trading result was due to valuation gains in the first half of 2007 that did not recur in the period under review. The other result included the required linear depreciation of the customer bases of BCR and Diners Club Adriatic d.d. amounting to EUR 38.0 million.

ERSTE BANK

V. EXCHANGE RATE DEVELOPMENT

	End of period rates			Average rates		
Euro FX rates	**Jun 08**	**Dec 07**	**Change**	**1-6 08**	**1-6 07**	**Change**
CZK/EUR	23.89	26.63	10.3%	25.35	28.16	10.0%
RON/EUR	3.64	3.61	-0.9%	3.68	3.33	-10.5%
SKK/EUR	30.21	33.58	10.1%	32.17	34.10	5.6%
HUF/EUR	235.43	253.73	7.2%	252.41	250.72	-0.7%
HRK/EUR	7.24	7.33	1.3%	7.26	7.35	1.2%
RSD/EUR	78.72	80.05	1.7%	81.56	79.90	-2.1%
UAH/EUR	7.16	7.42	3.6%	7.51	6.69	-12.3%

Positive change = appreciation vs EUR, negative change = depreciation vs EUR

Questions to:
Erste Bank, Investor Relations
1010 Vienna, Graben 21, Telefax: 0043 (0)5 0100 DW 9 13112
Gabriele Werzer, Tel. 0043 (0)5 0100 DW 11286, E-mail: gabriele.werzer@erstebank.at
Thomas Sommerauer, Tel. 0043 (0)5 0100 DW 17326, E-mail: thomas.sommerauer@erstebank.at
Peter Makray, Tel. 0043 (0)5 0100 DW 16878, E-mail: peter.makray@erstebank.at

You can access this text on our website at www.erstebank.com/ir
under"News".

Appendix

I. GROUP PROFIT AND LOSS ACCOUNT (IFRS)

in EUR million	1-6 08	1-6 07	Change
Net interest income	2,306.0	1,857.5	24.1%
Risk provisions for loans and advances	-384.1	-239.3	60.5%
Net fee and commission income	1,002.2	884.9	13.3%
Net trading result	184.4	219.6	-16.0%
General administrative expenses	-2,001.6	-1,791.8	11.7%
Profit from discontinued operations	12.6	29.5	-57.3%
Other operating result	-84.8	-89.4	5.1%
Result from financial assets - FV	-79.9	4.0	na
Result from financial assets - AfS	-6.5	27.4	na
Result from financial assets - HtM	0.1	0.5	-80.0%
Pre-tax profit	948.4	902.9	5.0%
Taxes on income	-189.7	-194.1	-2.3%
Net profit before minority interests	758.7	708.8	7.0%
Minority interests	-122.1	-142.8	-14.5%
Net profit after minorities	**636.6**	**566.0**	**12.5%**

II. CONSOLIDATED BALANCE SHEET (IFRS)

in EUR million	Jun 08	Dec 07	Change
ASSETS			
Cash and balances with central banks	6,854	7,615	-10.0%
Loans and advances to credit institutions	19,253	14,937	28.9%
Loans and advances to customers	121,684	113,956	6.8%
Risk provisions for loans and advances	-3,574	-3,296	8.4%
Trading assets	7,502	6,637	13.0%
Financial assets - at fair value through profit or loss	4,397	4,534	-3.0%
Financial assets - available for sale	16,147	16,200	-0.3%
Financial assets - held to maturity	15,922	16,843	-5.5%
Investments of insurance companies	0	8,054	na
Equity holdings in associates accounted for at equity	239	285	-16.1%
Intangible assets	5,915	5,962	-0.8%
Property and equipment	2,529	2,289	10.5%
Tax assets	446	446	0.0%
Assets held for sale and discontinued operations	9,582	0	na
Other assets	7,262	6,057	19.9%
Total assets	**214,158**	**200,519**	**6.8%**
LIABILITIES AND EQUITY			
Deposits by banks	35,915	35,165	2.1%
Customer accounts	108,842	100,116	8.7%
Debt securities in issue	30,770	31,078	-1.0%
Trading liabilities	2,575	1,756	46.6%
Underwriting provisions	0	8,638	na
Other provisions	1,762	1,792	-1.7%
Tax liabilities	262	329	-20.4%
Liabilities associated with assets held for sale and discontinued operations	9,526	0	na
Other liabilities	6,415	4,653	37.9%
Subordinated liabilities	6,045	5,589	8.2%
Total equity	12,046	11,403	5.6%
Shareholder's equity	8,911	8,452	5.4%
Minority interests	3,135	2,951	6.2%
Total liabilities and equity	**214,158**	**200,519**	**6.8%**

III. SEGMENT REPORTING ERSTE BANK GROUP

Overview*

	Austria		CEE		Int'l Business		Corp. Center		Total	
in EUR million	1-6 08	1-6 07	1-6 08	1-6 07	1-6 08	1-6 07	1-6 08	1-6 07	1-6 08	1-6 07
Net interest income	906.5	807.2	1,335.5	989.5	83.3	73.6	-19.5	-12.8	2,305.0	1,857.5
Risk provisions	-182.1	-146.0	-162.0	-88.1	-11.0	-5.2	-29.0	0.0	-384.1	-239.3
Net fee and commission income	470.3	473.5	511.6	410.3	21.8	15.2	-1.4	-14.1	1,002.2	884.9
Net trading result	51.8	95.6	137.3	111.5	0.0	-0.1	-4.8	12.6	184.4	219.6
General administrative expenses	-900.6	-850.5	-982.5	-863.8	-17.3	-16.4	-101.2	-61.1	-2,001.6	-1,791.8
Profit from discontinued operations	3.3	11.1	7.2	18.4	0.0	0.0	0.0	0.0	12.6	29.5
Other result	-54.3	9.0	-58.1	-25.4	0.8	0.3	-59.5	-41.5	-171.0	-57.5
Pre-tax profit	297.0	399.9	769.0	552.4	77.5	67.4	-215.1	-116.8	948.4	902.9
Taxes on income	-82.5	-91.0	-150.0	-105.5	-19.5	-18.1	62.4	20.4	-189.7	-194.1
Minority interests	-32.8	-91.9	-98.9	-63.8	0.0	0.0	9.6	12.9	-122.1	-142.8
Net profit after minorities	181.7	217.1	540.1	383.2	58.0	49.3	-143.2	-83.6	636.6	566.0
Average risk-weighted assets	62,745.4	48,295.0	37,489.2	33,525.6	6,983.0	6,777.4	1,249.5	1,220.1	96,467.1	89,818.0
Average attributed equity	2,121.5	1,942.8	2,297.9	2,040.6	454.2	440.8	3,766.7	3,777.9	8,640.3	8,202.0
Cost/income ratio	62.8%	61.3%	49.3%	66.5%	16.5%	18.5%	n.a.	n.a.	57.1%	59.9%
ROE based on net profit	17.1%	22.3%	47.0%	37.6%	25.6%	22.4%	n.a.	n.a.	14.7%	13.8%

*) The "Other result" for the Corporate Center includes the depreciation for the customer base amounting to EUR 38.0 million.
"Other result" summarises the four P&L positions, Other operating result, Results from financial assets – at fair value through profit or loss, - available for sale and - held to maturity.

Austria segment*

in EUR million	Savings Banks 1-6 08	Savings Banks 1-6 07	Retail & Mortgage 1-6 08	Retail & Mortgage 1-6 07	Large Corporates 1-6 08	Large Corporates 1-6 07	Treasury & IB 1-6 08	Treasury & IB 1-6 07
Net interest income	461.0	420.0	290.6	272.6	111.7	83.0	43.2	31.8
Risk provisions	-110.7	-82.5	-48.3	-48.7	-25.1	-14.8	0.0	0.0
Net fee and commission income	196.5	187.9	166.0	186.6	52.5	45.3	55.3	53.7
Net trading result	10.1	15.6	6.4	6.1	0.7	1.2	35.7	72.7
General administrative expenses	-464.7	-422.9	-313.0	-320.3	-64.9	-51.5	-58.0	-55.8
Profit from discontinued operations	0.0	0.0	5.3	11.1	0.0	0.0	0.0	0.0
Other result	-22.2	-0.1	-11.1	-1.5	-0.6	9.4	-20.4	1.3
Pre-tax profit	69.9	117.9	97.0	105.9	74.3	72.6	55.7	103.4
Taxes on income	-35.5	-28.6	-20.7	-23.3	-15.0	-16.3	-11.3	-22.8
Minority interests	-29.7	-80.5	-1.2	-8.1	-1.9	-3.3	0.0	0.0
Net profit after minorities	4.7	8.8	75.1	74.6	57.4	53.1	44.5	80.5
Average risk-weighted assets	24,200.9	22,745.5	11,525.8	11,514.4	12,698.7	10,766.6	4,320.0	3,268.4
Average attributed equity	223.4	225.6	751.2	760.0	827.8	701.7	319.1	255.5
Cost/income ratio	69.5%	67.8%	67.0%	67.2%	39.4%	39.8%	44.2%	35.3%
ROE based on net profit	4.2%	7.8%	20.0%	19.6%	13.9%	15.1%	27.9%	63.0%

*) "Other result" summarises the four P&L positions, Other operating result, Results from financial assets – at fair value through profit or loss, - available for sale and - held to maturity.

Central and Eastern Europe (CEE) segment*:

In EUR million	Czech Republic 1-6 08	Czech Republic 1-6 07	Romania 1-6 08	Romania 1-6 07	Slovakia 1-6 08	Slovakia 1-6 07	Hungary 1-6 08	Hungary 1-6 07	Croatia 1-6 08	Croatia 1-6 07	Serbia 1-6 08	Serbia 1-6 07	Ukraine 1-6 08	Ukraine 1-6 07
Net interest income	533.1	387.0	380.8	256.1	164.4	145.5	137.8	116.1	92.5	74.2	14.6	7.0	12.3	3.6
Risk provisions	-50.8	-32.6	-44.7	-8.3	-22.4	-16.3	-26.1	-22.1	-10.7	-5.9	-2.9	-0.3	-2.3	-2.5
Net fee and commission income	211.1	169.2	134.2	105.4	54.0	46.0	68.4	59.4	39.0	28.0	3.4	2.2	1.6	0.2
Net trading result	48.4	24.9	34.8	52.7	18.5	9.5	19.7	20.3	10.7	3.4	1.1	0.7	4.1	0.1
General administrative expenses	-390.8	-322.2	-231.9	-235.5	-126.1	-111.5	-125.2	-118.7	-66.6	-53.8	-16.3	-13.5	-26.5	-8.6
Profit from discontinued operations	9.3	5.7	2.1	12.6	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other result	-53.2	-9.0	-3.7	-4.5	-6.7	-3.7	1.2	-10.9	-0.1	1.3	4.4	1.4	0.1	0.1
Pre-tax profit	307.0	222.9	257.5	178.6	81.6	69.3	73.8	44.1	64.6	47.2	4.3	-2.6	-9.8	-7.1
Taxes on income	-63.4	-52.8	-44.0	-30.5	-13.2	-5.9	-19.8	-8.3	-13.0	-9.6	0.4	0.2	3.0	1.3
Minority interests	-7.3	-4.8	-71.1	-46.9	0.0	0.0	0.0	-0.1	-19.3	-12.2	-1.2	0.2	0.0	0.0
Net profit after minorities	**236.4**	**165.4**	**162.4**	**101.1**	**68.3**	**63.6**	**54.0**	**35.7**	**32.3**	**25.4**	**3.5**	**-2.2**	**-6.8**	**-5.8**
Average risk-weighted assets	12,793.1	12,043.5	10,018.5	9,464.0	4,833.6	4,207.7	4,907.4	4,372.3	3,674.5	2,965.0	789.0	351.1	473.2	122.0
Average attributed equity	895.6	827.5	477.4	449.9	338.5	295.8	340.9	306.2	164.8	130.2	43.9	20.8	26.8	10.0
Cost/income ratio	48.7%	54.9%	42.3%	55.2%	53.3%	55.5%	55.4%	60.6%	46.9%	50.9%	85.0%	n.a.	n.a.	n.a.
ROE based on net profit	52.8%	40.0%	63.8%	45.0%	40.4%	42.9%	31.7%	23.3%	39.2%	39.0%	16.1%	n.a.	n.a.	n.a.

*) 'Other result' summarises the four P&L positions, Other operating result, Results from financial assets – at fair value through profit or loss, - available for sale and - held to maturity.

END